Filed by Westvaco Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934
                                          Subject Company:  Westvaco Corporation
                                                       Commission File No.1-3013


The following letter from John A. Luke, Jr. was sent to the shareholders of Westvaco Corporation:



DEAR FELLOW SHAREHOLDERS:

On August 29, we announced plans to unite with The Mead Corporation in a merger of equals designed to substantially enhance shareholder value. We expect to complete this merger during this year's calendar fourth quarter.

Combining our two companies makes sense from both a strategic and a financial perspective. MeadWestvaco will be a $10 billion global enterprise, consisting of 32,000 people working on six continents, with significant new opportunities for cross-selling, as well as innovation in products, services and processes. It will generate an expected $325 million in cost synergies, while creating a powerful business platform with an enhanced array of high-quality, value-added products that we can offer customers.

The merger, subject to shareholder approval, will be effected by a stock-for-stock exchange, with each Westvaco share being exchanged for 0.97 MeadWestvaco shares and each Mead share for one share of MeadWestvaco. Reflecting the difference in price of each company's stock before the announcement, Mead shareholders will also receive a cash payment of $1.20 per share. The result will be a nearly fifty-fifty ownership split.

COMPLEMENTARY STRENGTHS AND BUSINESSES

The new MeadWestvaco Corporation will capitalize on the two companies' strategic alignment and market leadership in key business segments. Mead has long been a respected competitor in coated papers, with strong franchises in coated paperboard and packaging as well as consumer and office products. Westvaco's strengths in bleached and unbleached paperboard, coated papers, consumer packaging and specialty chemicals are highly complementary.

The combination of Westvaco's and Mead's primary packaging businesses will create a strong portfolio of efficient, low-cost, high-quality paperboard production facilities, coupled with high value-added converting operations. MeadWestvaco will be North America's second largest producer of coated printing papers, with a portfolio of highly efficient, low-cost paper machines and a unique combination of merchant sales and direct distribution.

Equally complementary are our two companies' values--our shared focus on quality and integrity, on customer service and problem-solving and on maintaining a superior workplace for employees.

Our merger of equals will also create a stronger balance sheet and greater financial resources with which to enhance shareholder returns. MeadWestvaco will pay an initial annual dividend of 92 cents per share, a consistent dividend to Westvaco shareholders on an exchange-ratio adjusted basis.

MeadWestvaco will maintain a disciplined approach to capital spending and a strategic focus on generating superior financial returns. Prior to completing the merger, both companies are conducting comprehensive reviews of all business lines, with the goal of ensuring that they meet rigorous parameters for strategic fit, targeted growth and financial returns.

In addition, our new company will benefit from the combined strengths of two outstanding management teams. Jerome F. Tatar of Mead will become MeadWestvaco's Chairman; I will be President and Chief Executive Officer; and James A. Buzzard, Westvaco's Executive Vice President, will head our merger integration process.

THIRD QUARTER RESULTS

I am also pleased to report that Westvaco had a successful third quarter in key growth markets--notwithstanding the very challenging economic and market conditions that prevailed. We continued gaining momentum in our numerous initiatives to build and enhance leadership in such fast-growing global markets as entertainment and cosmetics packaging, as well as asphalt emulsifiers.

To us, the current economic environment serves to underscore the importance of the strategies we are implementing to decrease our vulnerability to future economic downturns while significantly enhancing growth opportunities.

For the third quarter, which ended on July 31, 2001, earnings were $28 million, or 28 cents per share, including a 5-cent per share benefit related to increased utilization of domestic research tax credits and foreign tax credits. These results compare to earnings of $53.6 million, or 53 cents per share, in the third quarter last year, after a 16-cent restructuring charge. Earnings for the first nine months of 2001 totaled $79.8 million, or 79 cents per share, compared to $165.1 million, or $1.64 per share, in the first nine months of 2000.

Sales for the third quarter were $947.8 million, compared to $928.0 million in the third quarter of 2000. For the first nine months of 2001, sales totaled $2.8 billion, compared to $2.6 billion in the first nine months of last year.

As has been the case all year long, the decline in our results was primarily due to the economic slowdown and the strong U.S. dollar--factors that have weakened product demand and pricing for us and our entire industry. Our results also reflected reduced production in response to market conditions and higher energy prices.

PRIMARY PACKAGING

Despite weak demand for many packaging products, prices remain relatively stable for our core, lighter weight bleached paperboard grades, which are used to package upscale consumer products like cosmetics and pharmaceuticals. Price and market pressures are more intense for heavier weight grades used for food and food-service applications because these grades are more of a market commodity. We are particularly encouraged by our growth in international markets, where Westvaco's shipments have increased while overall industry shipments have declined.

We are also pleased by the developing synergies between our bleached paperboard mills in Covington, VA, and Evadale, TX. By taking greater advantage of each mill's nearby fiber supplies, production capabilities and geographic locale, we continue to lower manufacturing and shipping costs, while upgrading Evadale's product mix.

The Evadale mill has begun producing some Printkote(R) folding carton grades, a Westvaco product that has long set the industry standard for quality. Producing it at both locations helps us rationalize production, lower shipping costs and better serve customers. Manufacturing Printkote products at the Evadale mill also opens the door to attractive new business opportunities in Latin America. In the fourth quarter, we will begin moving production of some aseptic grades from Covington to Evadale, which has better access to the requisite pine fiber and is closer to our major customers. This action is yet another significant step toward realizing the synergies that we identified when we acquired the Evadale mill in late 1999.

Rigesa, Ltda., our Brazilian subsidiary, continued to experience strong demand for its products during the quarter, despite ongoing energy and currency challenges in that country.

CONSUMER PACKAGING

One of Westvaco's most important growth initiatives has been the creation of a unique consumer packaging franchise, focused on the high-growth packaging markets for media, pharmaceuticals, cosmetics, personal care and general consumer products.

Our media packaging business continued to grow in the third quarter, as did cosmetics and personal care packaging, aided by an acceleration of new product introductions by key customers in the U.S. We expect further gains from access to emerging markets in Eastern Europe.

In August, we acquired Poly-Matrix, the largest U.S. producer of specialty plastic components for DVD, CD and other entertainment packaging. Poly-Matrix is the cornerstone of our plans in North America to leverage the knowledge and capabilities in injection-molded plastic packaging that we have gained in Europe.

Our acquisition last year of U.K.-based DuBOIS Holdings Limited has made us the leading global supplier and licenser of standard injection-molded plastic cases for DVD format movies and interactive games. Now, the combined expertise of DuBOIS and Poly-Matrix will help us advance in the rapidly growing DVD market and in many other areas of consumer packaging.

PAPER AND SPECIALTY CHEMICALS

During the third quarter, Westvaco's paper segment, which includes our envelope business, continued to improve its manufacturing efficiency and product mix. As in other businesses, we have been refining our focus to serve high-value niche markets. We have made strong progress by introducing digital printing papers and other new products.

Our specialty chemicals business is another area of strength where we are expanding our market leadership. For example, in the third quarter we increased sales of asphalt emulsifiers, a global business that is growing at double-digit rates. Cold paving, for which we acquired additional technology, formulas and licenses last year, is now widely used for road repairs. Its use is just beginning for new road construction.

Our ink resin business also performed well in the third quarter, increasing its sales compared to last year and benefiting from cost control initiatives.

SUMMARY

The new MeadWestvaco will not only support the key strategic initiatives Westvaco has undertaken, it will create new opportunities to enhance shareholder value through cost-savings, operating synergies, cross-marketing, expanded market presence and carefully targeted acquisitions.

While the near-term outlook for many of our businesses remains cautious, we are confident that, for the longer term, our new company will deliver enhanced products and services for customers, expanded opportunities for employees and improved returns for shareholders.

In the months ahead, I look forward to reporting to you on MeadWestvaco's progress in creating the premiere company in the highly promising business segments we are targeting.

On a final note, the unspeakable acts of terrorism that occurred on September 11th have affected all of us at Westvaco. Our thoughts and prayers remain with the victims of these terrible events, and with those who are supporting the recovery efforts.

Sincerely,

John A. Luke, Jr.
Chairman, President and
Chief Executive Officer
September 26, 2001

FINANCIAL STATEMENTS
WESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF CASH FLOWS [Unaudited]                Nine months ended July 31
-----------------------------------------------------------------------------------------
In thousands                                                          2001           2000

CASH FLOWS FROM OPERATING ACTIVITIES:
-----------------------------------------------------------------------------------------
    Net income                                                  $  79,819     $   165,142
      Adjustments to reconcile net income to net cash
      provided by operating activities:
       Provision for depreciation and amortization                 256,326        232,128
       Provision for deferred income taxes                          43,480         71,230
       Loss on extinguishment of debt, net of taxes                      -          8,803
       Restructuring charges                                         2,851         13,100
       Pension credit and other employee benefits                 [100,932]       [73,139]
    Net changes in assets and liabilities                         [115,462]        10,593
    Other, net                                                     [22,082]         1,766
                                                                ----------    -----------
       Net cash provided by operating activities                   144,000        429,623

CASH FLOWS FROM INVESTING ACTIVITIES:
-----------------------------------------------------------------------------------------
    Additions to plant and timberlands                            [221,750]      [138,642]
    Proceeds from sales of plant and timberlands                    22,189         32,050
    Payments for acquisition, net of cash acquired                 [62,393]    [1,147,558]
    Other, net                                                         [23]        [2,549]
                                                                ----------    -----------
       Net cash used in investing activities                      [261,977]    [1,256,699]

CASH FLOWS FROM FINANCING ACTIVITIES:
-----------------------------------------------------------------------------------------
    Proceeds from issuance of common stock                           3,378          8,760
    Proceeds from issuance of debt                                 911,354      2,040,217
    Dividends paid                                                 [66,822]       [66,340]
    Treasury stock purchases                                        [1,560]        [1,829]
    Repayment of notes payable and long-term debt                 [877,005]      [963,248]
                                                                ----------    -----------
       Net cash provided by [used in] financing activities         [30,655]     1,017,560

Effect of exchange rate changes on cash                             [8,279]         1,172
                                                                ----------    -----------
    Increase [decrease] in cash and marketable securities         [156,911]       191,656

Cash and marketable securities:
    At beginning of period                                         225,308        108,792
                                                                ----------    -----------
    At end of period                                            $   68,397    $   300,448
                                                                ==========    ===========

FINANCIAL STATEMENTS
WESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES
BUSINESS SEGMENT INFORMATION [Unaudited]   Third quarter ended July 31    Nine months ended July 31
---------------------------------------------------------------------------------------------------
In millions                                             2001      2000            2001         2000

SALES
-----
Packaging                                          $   572.3  $  505.8       $ 1,669.4   $  1,387.8
Rigesa                                                  37.9      42.1           120.4        121.4
                                                   ---------  --------       ---------   ----------
    Packaging total                                    610.2     547.9         1,789.8      1,509.2
                                                   ---------  --------       ---------   ----------
Paper                                                  245.0     285.0           745.0        867.5
Chemical                                                86.4      88.3           247.3        253.7
Corporate and other                                     18.4      27.9            61.6         70.0
                                                   ---------  --------       ---------   ----------
    Total                                              960.0     949.1         2,843.7      2,700.4
                                                   ---------  --------       ---------   ----------
Intersegment eliminations                              [12.2]    [21.1]          [48.7]       [68.1]
                                                   ---------  --------       ---------   ----------
    Consolidated totals                            $   947.8  $  928.0       $ 2,795.0   $  2,632.3
                                                   =========  ========       =========   ==========

OPERATING PROFIT
----------------
Packaging                                          $   46.8   $  78.2         $  135.9    $   218.6
Rigesa                                                  7.3       9.6             25.2         19.7
                                                   ---------  --------        ---------   ----------
    Packaging total                                    54.1      87.8            161.1        238.3
                                                   ---------  --------        ---------   ----------
Paper                                                   8.5      34.6             37.4        103.0
Chemical                                               17.5      16.5             43.9         47.5
Corporate and other                                   [44.8]    [52.4]          [125.2]      [111.2]
                                                   ---------  --------        ---------   ----------
    Consolidated totals                            $   35.3   $  86.5         $  117.2    $   277.6
                                                   =========  ========        =========   ==========


FINANCIAL STATEMENTS
WESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF INCOME [Unaudited] Third quarter ended July 31      Nine months ended July 31
-------------------------------------------------------------------------------------------------------

In thousands, except per share                           2001       2000               2001        2000

Sales                                               $ 947,756   $928,022         $2,794,976  $2,632,273
Other income, net                                       7,961     12,628             28,419      28,680
                                                    ---------   --------         ----------  ----------
                                                      955,717    940,650          2,823,395   2,660,953
                                                    ---------   --------         ----------  ----------

Cost of products sold                                 690,646    633,737          2,022,423   1,805,414
Selling, research and administrative expenses          89,179     66,749            267,947     193,933
Depreciation and amortization                          87,298     81,319            256,326     232,128
Restructuring charges                                   1,600     24,261              2,851      13,100
Interest expense                                       51,690     48,032            156,629     138,733
                                                    ---------   --------         ----------  ----------
                                                      920,413    854,098          2,706,176   2,383,308
                                                    ---------   --------         ----------  ----------
Income before taxes and extraordinary charge           35,304     86,552            117,219     277,645
Income taxes                                            7,300     33,000             37,400     103,700
                                                    ---------   --------         ----------  ----------
Net income before extraordinary charge              $  28,004    $53,552         $   79,819  $  173,945
                                                    ---------   --------         ----------  ----------
Extraordinary charge - extinguishment of debt,
     net of taxes                                           -          -                  -      [8,803]
                                                    ---------   --------         ----------  ----------
Net income                                          $  28,004   $ 53,552         $   79,819  $  165,142
                                                    =========   ========         ==========  ==========

Net income per share, basic and diluted:
Income before extraordinary charge                       $.28       $.53               $.79       $1.73
Extraordinary charge                                        -          -                  -        [.09]
                                                    ---------   --------         ----------  ----------
Net income                                               $.28       $.53               $.79       $1.64
                                                    =========   ========         ==========  ==========

Shares used to compute net income per share: Basic    101,896    100,669            101,196     100,553
                                             Diluted  101,942    100,945            101,287     100,953

FINANCIAL STATEMENTS
WESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEET [Unaudited]                        At July 31
------------------------------------------------------------------------
In thousands                                         2001           2000
                                               ----------     ----------
ASSETS
------
Cash and marketable securities                 $   68,397     $  300,448
Receivables, net                                  409,290        391,550
Inventories                                       409,803        342,263
Prepaid expenses                                  113,642         80,876
                                               ----------     ----------
   Current assets                               1,001,132      1,115,137
Plant and timberlands, net                      4,268,264      4,195,442
Other assets                                    1,483,643      1,243,507
                                               ----------     ----------
                                               $6,753,039     $6,554,086
                                               ==========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current liabilities                              $650,051       $642,023
Long-term obligations                           2,738,234      2,742,291
Deferred income taxes                           1,003,875        877,608
Shareholders' equity                            2,360,879      2,292,164
                                               ----------     ----------
                                               $6,753,039     $6,554,086
                                               ==========     ==========

Certain statements in this document may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statesments are not guarantees of future performance and are subject to known and unknown risks and uncertainties as described in the company's 2000 annual report and in subsequent public filings.

The Mead Corporation and Westvaco Corporation will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger of Mead and Westvaco with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED MERGER. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: James A. Buzzard, Michael E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, Richard B. Kelson, Douglas S. Luke, John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar, Jane L. Warner, Wendell L. Willkie, II and Richard A. Zimmerman. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned less than 1% of the outstanding shares of Westvaco's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

BOARD OF DIRECTORS              SHAREHOLDER INFORMATION
                                QUARTERLY DIVIDEND INFORMATION
John A. Luke, Jr.               ---------------------------------------------------------------------------------------
Chairman, President and         At a meeting held on August 27, 2001, the Board of Directors declared a quarterly
Chief Executive Officer         dividend of 22 cents per share on the company's common stock. The dividend is
Westvaco Corporation            payable on October 1, 2001, to holders of record September 7, 2001

Michael E. Campbell             STOCK EXCHANGE LISTINGS
Chairman, President and         ---------------------------------------------------------------------------------------
Chief Executive Officer         Symbol: W
Arch Chemicals, Inc.            New York Stock Exchange
                                Chicago Stock Exchange
Dr. Thomas W. Cole, Jr.         Pacific Stock Exchange
President, Clark Atlanta
University                      DIRECT DEPOSIT OF DIVIDENDS
                                ---------------------------------------------------------------------------------------
David F. D'Alessandro           Electronic deposit of dividends, which offers safety and convenience, is available to
President and Chief Executive   Westvaco shareholders who wish to have dividends deposited directly to personal
Officer, John Hancock           checking, savings or other accounts. Electing direct deposit will not affect the mailing
Financial Services, Inc.        of annual and quarterly reports and proxy materials. If you would like to arrange direct deposits, please contact The Bank of New York or Westvaco's corporate Secretary at
Richard B. Kelson               the addresses or the telephone numbers on this page.
Executive Vice President and
Chief Financial Officer         DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
Alcoa, Inc.                     ---------------------------------------------------------------------------------------
                                New investors may initially purchase and shareholders of records amy acquire
Douglas S. Luke                 additional shares of Westvaco common stock through Westvaco's Investor Services
President and Chief Executive   Plan. Subject to certain requirements, initial cash investments, quarterly cash dividends
Officer, HL Capital, Inc.       and/or additional voluntary cash payments may be invested through this plan. All brokerage commissions and administrative charges for stock purchases are paid
Robert C. McCormack             by Westvaco, except for an enrollment fee of $7.50 for initial purchases. Company
Partner, Trident Capital        stock certificates may also be deposited for safekeeping without charge, whether or not any dividends are reinvested. For details of the plan and enrollment materials,
Jane L. Warner                  please write or call the company's Secretary.
Managing Director
Global Automotive
Industry Group EDS
                                TRANSFER AGENT AND REGISTRAR
Richard A. Zimmerman            ---------------------------------------------------------------------------------------
Retired Chairman and            To send certificates for transfer               For shareholder inquires:
Chief Executive Officer         or changes of address:                          The Bank of New York
Hersey Foods Corporation        The Bank of New York                            Shareholder Relations department - 11E
                                Receive and deliver Department - 11W            P.O. Box 11258, Church Street Station
HOW TO REACH WESTVACO           P.O. Box 11002, Church Street Station           New York, New York 10286
                                New York, New York 10286                        Toll free 800432 0140
For general information:
Westvaco Corporation            Internet email address: shareowner-svcs@email.bony.com
299 Park Avenue                 On the Internet at: http://stock.bankofny.com
New York, NY 10171
Telephone 212 688 5000

On the Internet:
http://www.westvaco.com

Corporate Secretary
Westvaco Corporation
Corporate Center
One High Ridge Park
Stamford, Connecticut 06905
Telephone 203 461 7400

For shareholder information:
Toll free 800 432 9874


The following are Dividend Reports sent to the shareholders of Westvaco
Corporation:


TO OUR SHAREHOLDERS:
We are pleased to send you the enclosed check covering a regular quarterly dividend on the common stock of this company. The dividend of 22 cents per share is payable today to the holders of record on September 7, 2001. This payment also marks Westvaco's 424th consecutive quarterly common stock dividend, one of the longest records of uninterrupted quarterly cash dividend payments among companies listed on the New York Stock Exchange.

A COMBINATION TO CREATE SHAREHOLDER VALUE
On August 29, Westvaco and The Mead Corporation announced a merger of equals that we anticipate will close before the end of calendar 2001. Bringing our companies together will create a global producer of high quality, value-added products, with strategic scale, a strong customer focus and significant growth opportunities. Most important, MeadWestvaco will have the ability to deliver enhanced shareholder value.
      In addition to highly compatible business strategies, Westvaco and Mead have similar core values. Both companies are committed to the highest standards of business integrity and practices as well as excellence in environmental performance. Westvaco and Mead also are strong supporters of the Sustainable Forestry Initiative and apply its principles across a collective ownership of approximately 3.5 million acres in the Southeast, Midwest and Northeast. Our shared values will make it easier for us to work through a number of important conditions that must be satisfied before the merger can be completed.
      The merger is structured as a stock-for-stock tax-free exchange and the new company's annual common stock dividend is expected to be $0.92 per share, equal to our current annual dividend of $0.88 per share on an exchange ratio-adjusted basis. In the coming weeks, we will be sending you more information about this exciting combination of two stellar companies.


Sincerely,


John A. Luke, Jr.
Chairman, President and
Chief Executive Officer


October 1, 2001

DIVIDEND INFORMATION
Below is a tabulation of the dividends
paid in 2000 and thus far in 2001.

                                 Per share         Per share
Payment dates                         2000              2001
January                              $ .22             $ .22
April                                  .22               .22
July                                   .22               .22
October                                .22               .22
                                    ------            ------
Total payments                       $ .88             $ .88



FOR INFORMATION ABOUT YOUR ACCOUNT
If you have any questions regarding your account, you are welcome to call or write:

John W. Hetherington
Vice President and Secretary
Westvaco Corporation
Corporate Center
One High Ridge Park
Stamford, Connecticut 06905
For general company information:
Telephone: 203 461 7400
For shareholder information:
Toll free 800 432 9874

Certain statements in this document may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks and uncertainties as described in the company's 2000 annual report and in subsequent public filings.

The Mead Corporation and Westvaco Corporation will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger of Mead and Westvaco with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED MERGER. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William
E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J.
Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: James A. Buzzard, Michael E.
Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, Richard B. Kelson, Douglas S. Luke, John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar, Jane L. Warner, Wendell L. Willkie, II and Richard A. Zimmerman. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned less than 1% of the outstanding shares of Westvaco's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

TO OUR SHAREHOLDERS:
We are pleased to send you the enclosed statement which reflects reinvestment of a regular quarterly cash dividend on the common stock of this company. The dividend of 22 cents per share is payable today to the holders of record on September 7, 2001. This payment also marks Westvaco's 424th consecutive quarterly common stock dividend, one of the longest records of uninterrupted quarterly cash dividend payments among companies listed on the New York Stock Exchange.

A COMBINATION TO CREATE SHAREHOLDER VALUE
On August 29, Westvaco and The Mead Corporation announced a merger of equals that we anticipate will close before the end of calendar 2001. Bringing our companies together will create a global producer of high quality, value-added products, with strategic scale, a strong customer focus and significant growth opportunities. Most important, MeadWestvaco will have the ability to deliver enhanced shareholder value.
      In addition to highly compatible business strategies, Westvaco and Mead have similar core values. Both companies are committed to the highest standards of business integrity and practices as well as excellence in environmental performance. Westvaco and Mead also are strong supporters of the Sustainable Forestry Initiative and apply its principles across a collective ownership of approximately 3.5 million acres in the Southeast, Midwest and Northeast. Our shared values will make it easier for us to work through a number of important conditions that must be satisfied before the merger can be completed.
      The merger is structured as a stock-for-stock tax-free exchange and the new company's annual common stock dividend is expected to be $0.92 per share, equal to our current annual dividend of $0.88 per share on an exchange ratio-adjusted basis. In the coming weeks, we will be sending you more information about this exciting combination of two stellar companies.


Sincerely,


John A. Luke, Jr.
Chairman, President and
Chief Executive Officer


October 1, 2001

DIVIDEND INFORMATION
Below is a tabulation of the dividends
paid in 2000 and thus far in 2001.

                                 Per share         Per share
Payment dates                         2000              2001
January                              $ .22             $ .22
April                                  .22               .22
July                                   .22               .22
October                                .22               .22
                                    ------            ------
Total payments                       $ .88             $ .88



FOR INFORMATION ABOUT YOUR ACCOUNT
If you have any questions regarding your account, you are welcome to call or write:

John W. Hetherington
Vice President and Secretary
Westvaco Corporation
Corporate Center
One High Ridge Park
Stamford, Connecticut 06905
For general company information:
Telephone: 203 461 7400
For shareholder information:
Toll free 800 432 9874

Certain statements in this document may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks and uncertainties as described in the company's 2000 annual report and in subsequent public filings.

The Mead Corporation and Westvaco Corporation will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger of Mead and Westvaco with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED MERGER. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William
E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J.
Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: James A. Buzzard, Michael E.
Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, Richard B. Kelson, Douglas S. Luke, John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar, Jane L. Warner, Wendell L. Willkie, II and Richard A. Zimmerman. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned less than 1% of the outstanding shares of Westvaco's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.